Dechert LLP
1775 I Street, N.W.
Washington, DC 20006
Telephone: 202.261.3302
Fax: 202.261.3333

Via EDGAR Correspondence

November 16, 2009

Mr. John Grzeskiewicz
Senior Counsel
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Global X Funds (“Registrant”), SEC File Nos.: 333-151713 and 811-22209; Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-1A (“PEA 3”)

Dear Mr. Grzeskiewicz:

We are writing in response to comments you provided telephonically to Kevin Bopp on Friday, November 6, 2009 with respect to PEA 3, which was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933 (“1933 Act”) on September 10, 2009, and included two Prospectuses and a Statement of Additional Information (“SAI”) with respect to 13 proposed new series of the Registrant (each a “Fund” and collectively, “Funds”).  On behalf of the Registrant, we have set forth below the SEC staff’s comments on PEA 3, along with our responses.  Capitalized terms have the meanings attributed to such terms in the Prospectus or SAI.

1.
Comment:  In the “Principal Risks Specific to Fund” section of the Prospectus, if applicable, please ensure that a Fund’s specific country risk is updated to take into account any new developments within the country.

Response:  Where appropriate, we have revised the disclosure consistent with this comment.

2.
Comment: With respect to the Global X FTSE 30 Denmark ETF and the Global X FTSE 30 Finland ETF, in the “Principal Risks Specific to Fund” section, please remove the disclosure concerning the May 2005 rejection of the European Union Constitution by the citizens of France and the Netherlands.  Rather, consider discussing the effect of the Lisbon Treaty, the European Union Constitution’s replacement, with respect to Denmark and Finland.

Response:  We have revised the disclosure consistent with this comment.

3.
Comment:  With respect to the Global X FTSE 30 Norway ETF, in the “Principal Risks Specific to Fund” section, please consider discussing the consequences of Norway not being a member state of the European Union.

Response:  We have revised the disclosure consistent with this comment.

4.
Comment:  Please provide information concerning the Underlying Indexes for each Fund.  In this regard, please provide (1) the name of each Underlying Index provider and (2) information concerning the holdings of each Underlying Index.  We expect that this information will be provided to the SEC staff via EDGAR pursuant to filing made in accordance with Rule 485(a) under the 1933 Act.

Response:  We have attached as an exhibit to this response letter (1) the name of each Underlying Index provider and (2) information concerning the holdings of each Underlying Index. .1

*           *           *

In addition, we have included as an exhibit to this response letter all changed pages of the relevant Prospectus and SAI for the Funds included in PEA 3, which have been marked to clearly show all changes made in response to your comments.

We will be filing this letter and the relevant pages from PEA 3 as a correspondence filing with the SEC as a correspondence filing via EDGAR on or about November 16, 2009.

In addition, on or about November 16, 2009, Registrant will be filing Post-Effective Amendment No. 4 (“PEA 4”) to its Registration Statement, on Form N-1A, pursuant to Rule 485(b) under the 1933 Act in order to include revised disclosure in response to your comments and to include other necessary information with respect to the Fund, which is permitted to be included in a Rule 485(b) filing.

Please do not hesitate to contact me at 202.261.3302 or Kevin Bopp at 212.641.5691 if you have any question or comment.

Sincerely,

/s/ Jane A. Kanter

Jane A. Kanter

cc:	Bruno del Ama
Jose C. Gonzalez

______________________

1
The Registrant notes that the Underlying Indexes are fully transparent to shareholders.  In this regard, the Registrant will be maintaining a website, which is publicly accessible to investors in the Fund (at no charge) and includes, among other things, (1) the portfolio holdings of each of the Underlying Indexes and (2) quantitative information concerning the Underlying Indexes, which is updated on a daily basis.

Exhibit A

INFORMATION REGARDING THE INDEXES AND THE INDEX PROVIDERS

S-BOX China Consumer Index

The S-BOX China Consumer Index is designed to reflect the performance of the consumer sector in China. It is made up of securities of companies which have their main business operations in the consumer sector and are domiciled in China or have their main business operations in this country. Only securities which are tradable for foreign investors without restrictions are eligible. The stocks are screened for liquidity and weighted according to free-float market capitalization.  A specific capping methodology is applied at the semi-annual index review to facilitate compliance with the rules governing the listing of financial products on exchanges in the United States. The index is maintained by Structured Solutions AG.

S-BOX China Energy Index

The S-BOX China Energy Index is designed to reflect the performance of the energy sector in China. It is made up of securities of companies which have their main business operations in the energy sector and are domiciled in China or have their main business operations in this country. Only securities which are tradable for foreign investors without restrictions are eligible. The stocks are screened for liquidity and weighted according to free-float market capitalization. A specific capping methodology is applied at the semi-annual index review to facilitate compliance with the rules governing the listing of financial products on exchanges in the United States. The index is maintained by Structured Solutions AG.

S-BOX China Financials Index

The S-BOX China Financials Index is designed to reflect the performance of the financial sector in China. It is made up of securities of companies which have their main business operations in the financial sector and are domiciled in China or have their main business operations in this country. Only securities which are tradable for foreign investors without restrictions are eligible. The stocks are screened for liquidity and weighted according to free-float market capitalization. A specific capping methodology is applied at the semi-annual index review to facilitate compliance with the rules governing the listing of financial products on exchanges in the United States. The index is maintained by Structured Solutions AG.

S-BOX China Industrials Index

The S-BOX China Industrials Index is designed to reflect the performance of the industrial sector in China. It is made up of securities of companies which have their main business operations in the industrial sector and are domiciled in China or have their main business operations in this country. Only securities which are tradable for foreign investors without restrictions are eligible. The stocks are screened for liquidity and weighted according to free-float market capitalization.  A specific capping methodology is applied at the semi-annual index review to facilitate compliance with the rules governing the listing of financial products on exchanges in the United States. The index is maintained by Structured Solutions AG.

S-BOX China Materials Index

The S-BOX China Materials Index is designed to reflect the performance of the basic materials sector in China. It is made up of securities of companies which have their main business operations in the basic materials sector and are domiciled in China or have their main business operations in this country. Only securities which are tradable for foreign investors without restrictions are eligible. The stocks are screened for liquidity and weighted according to free-float market capitalization.  A specific capping methodology is applied at the semi-annual index review to facilitate compliance with the rules governing the listing of financial products on exchanges in the United States. The index is maintained by Structured Solutions AG.

S-BOX China Technology Index

The S-BOX China Technology Index is designed to reflect the performance of the technology sector in China. It is made up of securities of companies which have their main business operations in the technology sector and are domiciled in China or have their main business operations in this country. Only securities which are tradable for foreign investors without restrictions are eligible. The stocks are screened for liquidity and weighted according to free-float market capitalization. A specific capping methodology is applied at the semi-annual index review to facilitate compliance with the rules governing the listing of financial products on exchanges in the United States. The index is maintained by Structured Solutions AG.

FTSE Denmark 30 Index

The FTSE Denmark 30 Index is designed to reflect broad based equity market performance in Denmark.  The stocks are screened for liquidity and weighted according to free-float market capitalization. The index is comprised of the top 30 eligible Danish companies. A specific capping methodology is applied to facilitate compliance with the rules governing the listing of financial products on exchanges in the United States. The index is maintained by FTSE International Limited.

FTSE Finland 30 Index

The FTSE Finland 30 Index is designed to reflect broad based equity market performance in Finland.  The stocks are screened for liquidity and weighted according to free-float market capitalization. The index is comprised of the top 30 eligible Finnish companies. A specific capping methodology is applied to facilitate compliance with the rules governing the listing of financial products on exchanges in the United States. The index is maintained by FTSE International Limited.

FTSE Norway 30 Index

The FTSE Norway 30 Index is designed to reflect broad based equity market performance in Norway.  The stocks are screened for liquidity and weighted according to free-float market capitalization. The index is comprised of the top 30 eligible Norwegian companies. A specific capping methodology is applied to facilitate compliance with the rules governing the listing of financial products on exchanges in the United States. The index is maintained by FTSE International Limited.

FTSE Poland 30 Index

The FTSE Poland 30 Index is designed to reflect broad based equity market performance in Poland.  The stocks are screened for liquidity and weighted according to free-float market capitalization. The index is comprised of the top 30 eligible Polish companies. A specific capping methodology is applied to facilitate compliance with the rules governing the listing of financial products on exchanges in the United States. The index is maintained by FTSE International Limited.

FTSE United Arab Emirates 20 Index

The FTSE United Arab Emirates 20 Index is designed to reflect broad based equity market performance in the United Arab Emirates (UAE). The stocks are screened for liquidity and weighted according to free-float market capitalization. The index is comprised of the top 20 eligible UAE companies. A specific capping methodology is applied to facilitate compliance with the rules governing the listing of financial products on exchanges in the United States. The index is maintained by FTSE International Limited.

Nex Rubica (NR) Africa Top 40 Index

The Nex Rubica (NR) Africa Top 40 Index is designed to reflect broad based performance of the investable equity market in the African continent excluding South Africa. Reviewed quarterly, the 40 leading stocks are chosen from a universe of 1000 stocks, then screened and ranked according to total asset, revenue and other filters.  NR's methodology ranks shares with a minimum market cap of $500 million and a free float of greater than 25% within each issuer. The index is maintained by Nex Rubica Indexes.

KSE-30 Index (Pakistan)

The KSE-30 Index is designed to reflect broad based equity market performance in Pakistan. The stocks are screened for size and liquidity, and weighted according to free-float market capitalization. The index is comprised of the top 30 eligible Pakistani companies. The index is maintained by the Karachi Stock Exchange.

Each Index Provider is described separately below:

Structured Solutions AG (Structured Solutions) is a leading company in the structuring and indexing business for institutional clients. The company was founded in 2007 and is based in Frankfurt. Structured Solutions cooperates with Boerse Stuttgart AG with regard to the S-BOX index platform. S-BOX indices are used by issuers worldwide as underlying indices for financial products. Furthermore, Structured Solutions cooperates with various stock exchanges and index providers worldwide, e.g. Karachi Stock Exchange, Shenzhen Securities Information Company and Dubai Gold & Commodities Exchange. Structured Solutions does not sponsor, endorse or promote any of the Funds and is not in any way connected to them and does not accept any liability in relation to their issue, operation and trading.

FTSE International Limited (“FTSE”) is a world leader in the creation and management of over 100,000 equity, bond and hedge fund indices. With offices in Beijing, London, Frankfurt, Hong Kong, Boston, Shanghai, Madrid, Paris, New York, San Francisco, Sydney and Tokyo, FTSE Group services clients in 77 countries worldwide. FTSE is an independent company owned by the Financial Times and the London Stock Exchange. FTSE does not give financial advice to clients, which allows for the provision of truly objective market information. FTSE indices are used extensively by investors worldwide such as consultants, asset owners, asset managers, investment banks, stock exchanges and brokers.

Nex Rubica Group (“NR”) is an Emerging Market Africa specialist firm with a focus on developing the debt and equity markets in North and Sub Saharan Africa. NR has offices in Kenya, Nigeria and Senegal, with further representation in Egypt, Mauritius, Botswana, Uganda and South Africa. With over 25 proprietary indexes tracking the continent’s stocks, NR’s Indexes have become widely quoted and used by various African stock exchanges, asset managers and brokers.

The Karachi Stock Exchange (Guarantee) Limited (“KSE”), founded in 1947, is Pakistan’s premier stock exchange. As of September 30, 2009, 654 companies were listed on the KSE. The KSE maintains various indexes, including the KSE-30, as a benchmark of Pakistan’s equity market.

The Index Providers do not sponsor, endorse or promote any of the Funds and are not in any way connected to them and do not accept any liability in relation to their issue, operation and trading.

DESCRIPTION OF THE FUNDS

Global X China Consumer ETF

Investment Objective

The Global X China Consumer ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S-BOX China Consumer Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, liquidity tested and market capitalization-weighted index that is designed to measure performance of the investable universe of companies in the Consumer sector of the Chinese economy, as defined by Structured Solutions AG.  Structured Solutions AG does not guarantee the inclusion of all relevant securities in the Underlying Index.  Only shares open to foreign ownership are eligible for inclusion in the Underlying Index, such as Hong Kong listed securities incorporated in main land China (H-shares) or with main business operations in China (Red chips), and Chinese ADRs and GDRs.

The Fund defines Consumer companies as companies that are included in the S-BOX China Consumer Index at the time of purchase and generally includes companies whose businesses involve: general retail; diversified consumer services; food production and retail; beverages; household goods; leisure goods; personal goods; automobiles, auto components and distributors; tobacco; media; and travel and leisure.  As of October 30, 2009, the Underlying Index’s three largest stocks were Tingyi Cayman Islands Holding Corp., Want Want China Holdings and Dongfeng Motor Group.

Global X China Energy ETF

Investment Objective

The Global X China Energy ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S-BOX China Energy Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, liquidity tested and market capitalization-weighted index that is designed to measure performance of the investable universe of companies in the Energy sector of the Chinese economy, as defined by Structured Solutions AG.  Structured Solutions AG does not guarantee the inclusion of all relevant securities in the Underlying Index.  Only shares open to foreign ownership are eligible for inclusion in the Underlying Index, such as Hong Kong listed securities incorporated in main land China (H-shares) or with main business operations in China (Red chips), and Chinese ADRs and GDRs.

The Fund defines Energy companies as companies that are included in the S-BOX China Energy Index at the time of purchase and generally includes companies whose businesses involve: oil, gas, consumable fuels, alternative energy and electricity production and distribution; and energy equipment and services.  As of October 30, 2009, the Underlying Index’s three largest stocks were PetroChina, CNOOC LTD and China Shenhua Energy.

Global X China Financials ETF

Investment Objective

The Global X China Financials ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S-BOX China Financials Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, liquidity tested and market capitalization-weighted index that is designed to measure performance of the investable universe of companies in the Financials sector of the Chinese economy, as defined by Structured Solutions AG.  Structured Solutions AG does not guarantee the inclusion of all relevant securities in the Underlying Index.  Only shares open to foreign ownership are eligible for inclusion in the Underlying Index, such as Hong Kong listed securities incorporated in main land China (H-shares) or with main business operations in China (Red chips), and Chinese ADRs and GDRs.

The Fund defines Financial companies as companies that are included in the S-BOX China Financials Index at the time of purchase and generally includes companies whose businesses involve: banking; insurance; real estate; and financial services.  As of October 30, 2009, the Underlying Index’s three largest stocks were China Construction Bank, Industrial and Commercial Bank of China and China Life Insurance Company.

Global X China Industrials ETF

Investment Objective

The Global X China Industrials ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S-BOX China Industrials Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, liquidity tested and market capitalization-weighted index that is designed to measure performance of the investable universe of companies in the Industrials sector of the Chinese economy, as defined by Structured Solutions AG.  Structured Solutions AG does not guarantee the inclusion of all relevant securities in the Underlying Index.  Only shares open to foreign ownership are eligible for inclusion in the Underlying Index, such as Hong Kong listed securities incorporated in main land China (H-shares) or with main business operations in China (Red chips), and Chinese ADRs and GDRs.

The Fund defines Industrial companies as companies that are included in the S-BOX China Industrials Index at the time of purchase and generally includes companies whose businesses involve: construction and materials; electronic and electrical equipment; industrial engineering; industrial transportation; and support services; and trading companies, shipbuilding and aerospace.  As of October 30, 2009, the Underlying Index’s three largest stocks were BYD Company, China Communications Construction and China COSCO Holdings.

Global X China Materials ETF

Investment Objective

The Global X China Materials ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S-BOX China Materials Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, liquidity tested and market capitalization-weighted index that is designed to measure performance of the investable universe of companies in the Materials sector of the Chinese economy, as defined by Structured Solutions AG.  Structured Solutions AG does not guarantee the inclusion of all relevant securities in the Underlying Index.  Only shares open to foreign ownership are eligible for inclusion in the Underlying Index, such as Hong Kong listed securities incorporated in main land China (H-shares) or with main business operations in China (Red chips), and Chinese ADRs and GDRs.

The Fund defines Materials companies as companies that are included in the S-BOX China Materials Index at the time of purchase and generally includes companies whose businesses involve: chemicals; metals and mining; and forestry and paper products.  As of October 30, 2009, the Underlying Index’s three largest stocks were Aluminum Corporation Of China Limited, Zijin Mining Group and Jiangxi Copper Company Limited.

Global X China Technology ETF

Investment Objective

The Global X China Technology ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the S-BOX China Technology Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, liquidity tested and market capitalization-weighted index that is designed to measure performance of the investable universe of companies in the Technology sector of the Chinese economy, as defined by Structured Solutions AG.  Structured Solutions AG does not guarantee the inclusion of all relevant securities in the Underlying Index.  Only shares open to foreign ownership are eligible for inclusion in the Underlying Index, such as Hong Kong listed securities incorporated in main land China (H-shares) or with main business operations in China (Red chips), and Chinese ADRs and GDRs.

The Fund defines Technology companies as companies that are included in the S-BOX China Technology Index at the time of purchase and generally includes companies whose businesses involve: software; computers and peripherals; diversified telecommunication services; communications equipment; semiconductor and semiconductor equipment; internet software and services; IT services; electronic equipment, instruments and components; wireless telecommunication services; and office electronics.  As of October 30, 2009, the Underlying Index’s three largest stocks were China Mobile, Tencent Holdings and Baidu Inc.

Global X FTSE Denmark 30 ETF

Investment Objective

The Global X FTSE Denmark 30 ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE Denmark 30 Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, market capitalization-weighted index that is designed to reflect broad based equity market performance in Denmark.  The index is comprised of the top 30 eligible Danish companies.  As of October 30, 2009, the Underlying Index’s three largest stocks were Novo-Nordisk, Danske Bank and Vestas Wind Systems.

Global X FTSE Finland 30 ETF

Investment Objective

The Global X FTSE Finland 30 ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE Finland 30 Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, market capitalization-weighted index that is designed to reflect broad based equity market performance in Finland.  The index is comprised of the top 30 eligible Finnish companies.  As of October 30, 2009, the Underlying Index’s three largest stocks were Fortum, Nokia and Sampo Oyi.

Global X FTSE Norway 30 ETF

Investment Objective

The Global X FTSE Norway 30 ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE Norway 30 Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, market capitalization-weighted index that is designed to reflect broad based equity market performance in Norway.  The index is comprised of the top 30 eligible Norwegian companies.  As of October 30, 2009, the Underlying Index’s three largest stocks were StatoilHydro ASA, DnB NOR and Telenor A/S.

Global X FTSE Poland 30 ETF

Investment Objective

The Global X FTSE Poland 30 ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE Poland 30 Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, market capitalization-weighted index that is designed to reflect broad based equity market performance in Poland.  The index is comprised of the top 30 eligible Polish companies.  As of October 30, 2009, the Underlying Index’s three largest stocks were PKO Bank Polski, Bank Pekao and Telekomunikacja Polska.

Global X FTSE United Arab Emirates 20 ETF

Investment Objective

The Global X FTSE United Arab Emirates 20 ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the FTSE United Arab Emirates 20 Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, market capitalization-weighted index that is designed to reflect broad based equity market performance in the United Arab Emirates (UAE).  The index is comprised of the top 20 eligible UAE companies.  As of October 30, 2009, the Underlying Index’s three largest stocks were Emaar Properties, Dubai Financial Market and DP World.

Global X Emerging Africa NR-40 ETF

Investment Objective

The Global X Emerging Africa NR-40 ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the Nex Rubica Africa Top 40 Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, market capitalization-weighted index that is designed to reflect broad based performance of the investable equity market in the African continent excluding South Africa.  As of October 30, 2009, the Underlying Index’s three largest stocks were Itissalat Al Maghrib, Safaricom Limited and Nigerian Breweries.

Global X Pakistan KSE-30 ETF

Investment Objective

The Global X Pakistan KSE-30 ETF seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the KSE-30 Index (the “Underlying Index”).

Principal Investment Strategy

The Underlying Index is a free float adjusted, market capitalization-weighted index that is designed to reflect broad based equity market performance in Pakistan.  The index is comprised of the top 30 eligible Pakistani companies.  As of October 30, 2009, the Underlying Index’s three largest stocks were MCB Bank, Oil & Gas Development Company and Pakistan Petroleum.

Exhibit B

Risks Related to Investing in Denmark.  Denmark’s economy is heavily dependent on export of machinery and instruments. Key trading partners are member states of the European Union (“EU”), most notably Germany, the United Kingdom and the other Nordic nations. Decreasing demand for Danish products and services or changes in governmental regulations on trade may have a significantly adverse effect on Denmark’s economy. Although Denmark has opted not to join the final stages of the European Economic and Monetary Union (“EMU”), it is a member of the EU.  Many of the Western European developed nations are member states of the EU. As a result, these member states are dependent upon one another economically and politically.  ~~In May 2005, votes in France and the Netherlands rejected ratification of the EU Constitution, causing some other countries to postpone moves toward ratification. These or other events, including political and economic developments,~~The recent ratification of the Treaty of Lisbon by EU member states is expected to further heighten the degree of economic and political inter-dependence. This and other political or economic developments could cause market disruptions~~,~~ and ~~could~~ affect adversely the values of securities held by the Fund.

Faced with stronger global competition, Denmark has had to scale down its historically generous welfare program, resulting in drops in domestic demand and increased unemployment. Major industries in Denmark, such as oil and metals, are heavily resource-dependent and face pressure as a result of high labor costs. Pension reform, union regulation, and further cuts in liberal social programs will likely need to be addressed in the near future, which may adversely impact investments in the Fund.

Risks Related to Investing in Finland.  Finland’s economy is heavily dependent on trade, in particular its export of electrical and electronic goods and paper and wood materials. Key trading partners are member states of the European Union (“EU”), most notably Germany, Sweden and the United Kingdom. Changes in the above sectors, decreasing demand for Finnish products and services or changes in governmental regulations on trade may have a significantly adverse effect on the economies on Finland’s economy.  ~~Many of these Western European developed nations are~~Finland, as a member ~~states~~ of the European Union and the Economic and Monetary Union of the European Union (“EMU”)~~. As a result, these~~, depends on other member states ~~are dependent upon one another~~ economically and politically.

The European Central Bank has control over each EMU member country’s monetary policies, including inflation rates, deficit levels, interest rates, debt levels and fiscal and monetary controls. ~~These monetary policies may significantly impact other European countries who are not members of the EMU.~~ Therefore, the member countries no longer control their own monetary policies by, for example, directing independent interest rates for their currencies. The national governments of the member countries, however, have retained the authority to set tax and spending policies and public debt levels. On January 1, 1999, the EMU introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Cyprus, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Malta, the Netherlands, Portugal, Slovakia, Slovenia and Spain. The elimination of the currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets. In addition, the introduction of the euro has presented other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. ~~In May 2005, votes in France and the Netherlands rejected ratification of the EU Constitution, causing some other countries to postpone moves toward ratification. These or other events, including political and economic developments,~~The recent ratification of the Treaty of Lisbon by EU member states is expected to further heighten the degree of economic and political inter-dependence. These and other political or economic developments could cause market disruptions~~,~~ and ~~could~~ affect adversely the values of securities held by the Fund.

Faced with stronger global competition, Finland has had to scale down its historically generous welfare program, resulting in drops in domestic demand and increased unemployment. Major industries in Finland, such as metals and forestry, are heavily resource-dependent and face pressure as a result of high labor costs. Pension reform, union regulation, and further cuts in liberal social programs will likely need to be addressed in the near future, which may adversely impact investments in the Fund.

Risks Related to Investing in Norway.  Norway’s economy is heavily dependent on the export of petroleum and metals ~~to key trading partners in the European Union (“EU”), most notably the United Kingdom, Germany and the Netherlands~~. A sustained decrease in commodity prices could have a significant negative impact on all aspects of the economy of Norway. Changes in the above sectors~~,~~ or decreasing demand for Norwegian products and services ~~or~~may have a significantly adverse effect on Norway’s economy. Norway is not a member state of the European Union (“EU”), while many of the Western European developed nations are members of the EU, including its main trading partners, the United Kingdom, Germany and the Netherlands. As a result, changes in governmental regulations on trade may have a ~~significantly~~significant adverse effect on Norway’s economy and adversely impact investments in the Fund. Domestic situations in EU member states, including decreasing imports or exports or recessions may also have a significant adverse effect on Norway’s economy.

Faced with stronger global competition, Norway has had to scale down its historically generous welfare program, resulting in drops in domestic demand and increased unemployment. Major industries in Norway, such as oil, forestry and metals, are heavily resource-dependent and face pressure as a result of high labor costs.  Pension reform, union regulation, and further cuts in liberal social programs will likely need to be addressed in the near future, which may adversely impact investments in the Fund.

Risks Related to Investing in Poland. Poland’s economy is heavily dependent on export of raw materials, semi-processed materials, food products and machinery and transport goods. Key trading partners are Germany and other European nations. As such, Poland’s continued growth is dependent on the growth of these economies. Reduction in spending on products and services from Poland, or changes in the European economies, European Union (EU) regulations and other trade regulations or currency exchange rates may adversely impact the Polish economy. Poland, like other member states of the EU, depends upon other member states economically and politically. The recent ratification of the Treaty of Lisbon by EU member states is expected to further heighten the degree of economic and political inter-dependence. This and other political or economic developments could cause market disruptions and affect adversely the values of securities held by the Fund.

The Polish economy, like most markets in Eastern Europe, remains relatively undeveloped and can be particularly sensitive to political and economic developments. Poland has experienced a high level of debt and public spending, which may stifle economic growth, contribute to prolonged periods of recession, lower the country’s sovereign debt rating or prohibit entry into the European Economic and Monetary Union, adversely impacting investments in the Fund.

Agriculture occupies an outsized role in the Polish workforce, accounting for one-sixth of total employment, while contributing only ~~4%~~marginally to ~~the~~ GDP. A future decline in agricultural employment could result in civil unrest, which could affect investments in the Fund.

Relations with Russia are problematic and are complicated by Poland’s deepening alliance with the United States. Although Poland is a leading producer of coal, the economy has grown increasingly reliant on natural gas and oil, of which Russia is the main supplier. As the gas crisis in January of 2009 between Russia and Ukraine demonstrated, Russia is willing to use its hydrocarbon supply as a strategic tool. Unforeseen developments in Polish-Russian relations could impact Poland’s energy supply, which could adversely affect investments in the Fund.

Risks Related to Investing in Pakistan.  Pakistan’s economy is heavily dependent on exports. The textile sector of the Pakistani economy accounts for an outsized portion of exports, comprising two-thirds of export income. Any changes in the sector could have an adverse impact on the Pakistani economy. Pakistan’s key trading and foreign investment partner is the United States. Reduction in spending on Pakistani products and services, or changes in the U.S. economy, foreign policy, trade regulation or currency exchange rate may adversely impact the Pakistani economy. Pakistan has periodically received and currently receives financing and aid from other countries and multilateral organizations. There is no guarantee that international assistance will continue in the future, which could have a materially adverse impact on the Pakistani economy. A growing national debt and current-account deficit could also contribute to a slowdown in overall growth.

Pakistan’s economy is susceptible to a substantial degree to economic, political and social instability. There remains the possibility that macroeconomic and structural reforms can be slowed or reversed by political instability. The Pakistani population is comprised of diverse religious, linguistic and ethnic groups, and outlying provinces have, from time to time, proved to be resistant of the central government’s control. Recently, acts of terrorism and ~~the~~ armed ~~conflict in the Swat Valley~~clashes between Pakistani troops ~~and~~, local tribesmen, the Taliban and foreign extremists in the Swat Valley and the Waziristan area have resulted in substantial casualties, population displacement and civil unrest. Pakistan, a nuclear power, also has a history of hostility with neighboring countries, most notably with India, also a nuclear power, including conflicts over the disputed Kashmir region. The tensions between the two nations have spiked in the past in the form of armed conflict between the national armies and non-state-sponsored acts of terrorism.  Unanticipated social, political and economic developments in the Pakistan could result in substantial investment losses.  There is also the possibility of nationalization, expropriation or confiscatory taxation, political changes, government regulation or diplomatic developments (including war or terrorist attacks) which could affect adversely the economy of Pakistan or the value of the Fund’s investments.

Securities markets in Pakistan are subject to greater risks associated with market volatility, lower market capitalization, lower trading volume, illiquidity, inflation, greater price fluctuations and uncertainty regarding the existence of trading markets.  For example, the Karachi Stock Exchange introduced new trading rules and restrictions in June 2008 as the equity market was rapidly declining, which created uncertainty among investors and was followed by further, significant market declines.  Moreover, trading on securities markets may be suspended altogether.  The governments might restrict or control to varying degrees the ability of foreign investors to invest in securities of issuers located or operating in Pakistan as well as the repatriation of investment income, capital or the proceeds of sales of securities by foreign investors.

Many Asian countries, including Pakistan, are prone to frequent typhoons, damaging floods, earthquakes and/or other natural disasters, which may adversely impact their economies. Pakistan’s economy, in particular, is more reliant on agriculture than the U.S. economy and is therefore more susceptible to adverse changes in weather.